FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company
Tournigan Gold Corporation ("Tournigan" or the "Corporation")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change March 19, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on March 19, 2008.

Item 4.

Summary of Material Change

Tournigan announced completion of an airborne magnetic and radiometric survey on its uranium licences in eastern Slovakia and the results of its annual and special meeting held March 14, 2008.

Item 5.

Full Description of Material Change

The corporation announced that it had completed an airborne magnetic and radiometric survey on its uranium licences in eastern Slovakia. The survey was flown by McPhar Geosurveys Ltd. and identified 25 priority targets in addition to the known deposits within Tournigan's uranium licences.

"This airborne survey confirms the considerable potential of the uranium mineralization within our licences in Slovakia," said James Walchuck, Tournigan's president and CEO. "Within our licences, we cover the most important portions of the Slovak Carpathian uranium belt. We are now following up with a detailed radiometric ground survey to identify drill targets."

The purpose of the survey was to acquire high resolution radiometric data in order to map the anomalies and locate potential economic uranium mineralization.

Within the CJ licence (32 km2), which hosts the Kuriskova deposit, the survey highlighted uranium and gamma anomalies that were traced for approximately four kilometres on surface to the northwest of the Kuriskova deposit.

Within the Spisska Nova Ves exploration licence (13 km2), which hosts the Novoveska Huta deposit, anomalies appear to correspond to uranium mineralization east of Tournigan's mining licence area.

Within the Kluknava licence (28 km2), located at the centre of the Carparthian uranium belt, historic exploration and drilling confirmed the area has similar geology to that of Kuriskova. The survey identified new anomalies occurring in the western portion of the licence.

The survey on the Spisska Teplica licence (45 km2) highlighted areas with known historical resources and outlined new additional targets.

The airborne survey, consisting of 16,253 line kilometers, was flown by McPhar Geosurveys Ltd. Flight lines were orientated almost north-south at a spacing of 100 metres and tie lines were orientated almost east-west at a spacing of 1,000 metres.

A follow up ground radiometric program will be initiated on these anomalies as soon as the snow is off the ground with the intention of establishing drill targets by the fourth quarter of this year. Detailed maps of the airborne survey can be found on Tournigan's web site at http://www.tournigan.com/i/pdf/Maps_031908NR.pdf .

Michael Mracek, P. Eng., Tournigan's chief operating officer, and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical disclosure contained herein.

Annual and Special General Meeting Results

Tournigan's Annual and Special Meeting ("AGM") was held on Friday, March 14, 2008. The following matters were approved at the AGM as set out in the Information Circular dated February 4, 2008 and available at www.sedar.com.

1.

The number of Directors was set at seven (7) and Messrs. Peter Bojtos, Michael Hopley, Rex McLennan, David Montgomery, Hein Poulus, Ronald Shorr and James Walchuck were elected as Directors.

2.

KPMG LLP were re-appointed as Tournigan's auditors.

3.

The Stock Option Plan was renewed.

4.

Shareholders approved the following special resolutions:

(a)

Name change from Tournigan Gold Corporation to Tournigan Energy Ltd. or such other name as the Directors may in their sold discretion approve; and

(b)

Continuation from the Yukon to British Columbia.

5.

The shareholders' rights plan was approved. A copy of the shareholders' rights plan is available at Tournigan's SEDAR website.

Management and the Board of Directors thank Tournigan's shareholders for their continued support.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Corporation is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone - 604-683-8320
Facsimile - 604-683-8340

Item 9.

Date of Report
Dated at Vancouver, B.C., this 25th day of March, 2008.